Filed by Cambium Learning Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Act of 1934, as amended
Subject Company: Voyager Learning Company
Commission File No.: 333-161075
NEWS RELEASE
Cambium Learning Group Announces Approval for
Listing on the NASDAQ Global Market
New York, New York — November 30, 2009 — Cambium Learning Group, Inc. announced today that it has been approved to list its shares of common stock on the Nasdaq Global Market following completion of the business combination of Voyager Learning Company and Cambium Learning, Inc. Upon completion of the transaction, the combined company will become a publicly traded company. Completion of the transaction remains subject to the approval of Voyager Learning Company’s stockholders at a special meeting of stockholders to be held on December 8, 2009. Cambium Learning Group, Inc. anticipates that its common stock will commence trading on the NASDAQ Global Market on the first trading day after completion of the transaction, under the symbol “ABCD”, if the transaction is approved by Voyager Learning Company’s stockholders.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of the jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information
Cambium Learning Group, Inc. filed with the SEC and the SEC declared effective a registration statement on Form S-4 containing a proxy statement of Voyager Learning Company that also constitutes a prospectus of Cambium Learning Group, Inc. regarding the proposed business combination of Voyager Learning Company and Cambium Learning, Inc. Voyager first mailed the proxy statement/prospectus to its stockholders on November 16, 2009. Investors and stockholders are urged to read carefully the proxy statement/prospectus because it contains important information about Cambium Learning Group, Inc., Cambium Learning, Inc., Voyager Learning Company, the business combination and related matters. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website ( www.sec.gov). You may also obtain documents filed by Voyager Learning Company with the SEC regarding this transaction, free of charge, from Voyager Learning Company’s website ( www.voyagercompany.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”
Cambium Learning Group, Inc., Voyager Learning Company, Cambium Learning, Inc. and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager Learning Company’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager Learning Company’s stockholders is included in the proxy statement/prospectus.
About Cambium Learning, Inc.
Cambium Learning, which has established itself over 26 years as a nationally recognized leader in education, is an education company that provides research-based, culturally responsive and proven instructional materials, services and technology to help educators raise the achievement level of those pre-K through grade 12 students underserved by existing instructional materials. Founded in 2003 and based in Natick, Massachusetts, Cambium Learning believes that all students, including minority, at-risk, economically disadvantaged and special student populations can achieve at a high level. Cambium Learning companies and brands include Sopris West Educational Services, Kurzweil Educational Systems, and IntelliTools.
About Voyager Learning Company
Voyager Learning Company (OTC: VLCY.PK) is based in Dallas, Texas, and is a publisher of education materials and provider of education solutions serving the K-12 market. Through its product lines, which include Voyager Expanded Learning, ExploreLearning and Learning A-Z, Voyager Learning Company is a leading provider of K-12 curriculum products, in-school core reading programs, reading and math intervention programs, and professional development programs for school districts throughout the United States.
Contact Information
Company Contact:
Cambium Learning Group, Inc.
Laurie Burke
(508) 647-1340 x104
lburke@cambiumlearning.com
Investor Relations:
Shannan Overbeck
Voyager Learning Company
(214) 932-9476
soverbeck@voyagerlearning.com